Exhibit 4.5

Summary of Economic Terms: Request by BOS-Odem Ltd. for NIS Loan from the First International Bank of Israel, Overdraft Terms on the Current Account at the First International Bank of Israel, Request by BOS-Dimex Ltd. for NIS Loan from the First International Bank of Israel.

Lender: First International Bank of Israel (Bank Beinleumi)

Borrower: BOS-Odem Ltd.

Long term loan - Principal	NIS 8,040,000 (approximately $2,319,008)
Loan Currency	NIS
Term	Long term loan - until December 14, 2023
Interest Payment	Monthly
Principal Payment	Monthly, commencing January 14, 2018
Interest rate	Prime plus 1.75%

Revolving Short Term Credit	NIS 1,100,000 (approximately $317,277)
Loan Currency	NIS
Term	Revolving
Interest payment	Monthly
Principal payment	Revolving
Interest rate	Prime plus 1.5%

Borrower: BOS-Dimex Ltd.

Principal	NIS 2,460,000 (approximately $709,547)
Loan Currency	NIS
Term	Long term loan, until December 14, 2023
Interest payment	Monthly
Principal payment	Monthly, commencing January 14, 2018
Interest rate	Prime plus 1.75%

Translated from Hebrew

October, 2017

The following is a detailed letter of covenants

Re: Letter of Undertaking

WHEREAS, B.O.S. Better Online Solutions Ltd. (hereinafter: “the Company”) owes and / or will owe the Bank various amounts of money in respect of credit, banking services and various types of liabilities, whether compulsory or as a debtor or as a guarantor to secure debts of third parties towards the Bank (hereinafter: “the Credit”), and

WHEREAS, one of the conditions for the provision of the banking services, the Bank demanded that the Company signs the undertakings detailed below and the Company agreed,

Therefore, the Company declares and undertakes to the Bank that as long as there are debts and liabilities of the Company to the Bank in respect of the credit, all according to the books of the bank, all the following shall apply:

1.	General Definitions

1.1.	The terms “Stakeholders”, “subsidiary”, “affiliated company” and “family member”, are defined in the Securities Law, 5768 - 1968. It should be clarified that in so far as the document refers to the aforementioned parties, the term shall be construed as defined in the preamble to this letter and insofar as the document refers to the term “stakeholder/s”, the term shall be interpreted as its definition in the said law.
1.2.	“Distribution” and / or “Structural Change” and / or “Merger” and / or “Arrangement” and / or “Consolidation” as defined in the Companies Law, 5759-1999 and / or the Restrictive Trade Practices Law, 5748-1988.
1.3.	Financial Statements - profit and loss balance sheet, report of the cash flows (in the annual report), the statement of changes in shareholders’ equity (in the annual report), including the annotations thereto, which were prepared and audited (regarding quarterly reports signed by the Company’s management, approved by the Audit Committee and the Board of Directors and released to the public) in accordance with generally accepted accounting principles.

2.	Financial Covenants

The Company will comply, at all times, with the following financial terms and ratios, which will be reviewed in accordance with the Company’s quarterly and annual consolidated financial statements (the annual financial statements will be audited and the quarterly statements will be signed by the Company’s management).

2.1.	Financial Definitions:

2.2.1	Equity –

As stated in the Company’s consolidated financial statements (which includes, inter alia, the Company’s paid-up share capital, capital funds, the balance of the non - allocated earnings and less the cost of the Company’s shares held by it or its subsidiaries and less minority interests) plus and minus the following:

Plus:

-	Loans granted by stakeholders and / or debts of the Company in respect of capital notes issued in favor of stakeholders only, provided that subordination notes in favor of the bank were signed in respect of the loans and / or said debts.

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Minus:

-	The loans granted to stakeholders and / or family members of any of them and / or to affiliated companies and / or corporations in which corporations any stakeholder is a direct and / or indirect stakeholder and capital notes issued in favor of the Company by stakeholders and /or by family members of any of them and / or by affiliated companies.
-	Debtors in respect of the company who are, directly or indirectly, stakeholders in the Company and / or debtors to the Company who are family members of the stakeholders in the Company and / or debtors to the Company that are corporations in which anyone of the stakeholders in the Company is directly or indirectly a stakeholder and / or debtors to the Company, who are affiliated companies and / or third parties who owe the Company who will come in their stead or on their behalf.
-	Deposits with stakeholders and / or with a corporation that any of the stakeholders in the company is, directly or indirectly, also a stakeholder in that corporation and / or with companies affiliated with the Company and / or with any third party who replaces any of them or acts on their behalf, provided that such debit balances do not derive from commercial activity that is the ordinary course of business and on market conditions.
-	Guarantees given by the Company in favor of any third party to secure the debts of stakeholders and / or of family members of stakeholders and / or of affiliated companies of the Company towards that third party.
-	Investments and loans in affiliated companies and or subsidiaries (except for fully consolidated subsidiaries).
-	Intangible assets, as appearing in the financial statements, such as, but not limited to: Goodwill, deferred expenses, patents, trademarks, deferred taxes. It is hereby agreed that deferred expenses will be deducted at 50% of their balance sheet value (the Company will present a auditor / annotation in the financial statements regarding the value of the deferred expenses in the balance sheet or alternatively, this information will be given in the framework of an annotation in the financial statements).

Financing Liabilities - the total amount of credit (including liabilities and loans) (short term & long term) from banks, from any financial institutions (excluding supplier credit and customer advances) liabilities in respect of financial leasing, bonds, convertible debentures and liabilities for discounting a credit card, and liabilities to other lenders, including loans granted by stakeholders (in whole or in part) that are not subordinated to the Bank, including the Company’s debts in respect of capital notes issued in favor of stakeholders.

For the avoidance of doubt, it is hereby clarified that this item will be calculated according to its balance in the financial statements (including interest and linkage differentials).

2.2.2	EBITDA - The total cumulative amount of the operating profit before tax and financing expenses plus depreciation and amortization items, including amortization of intangible assets, LAB inventory that characterizes fixed assets and share-based payments / options that do not involve cash flow expenses (the Company will present a confirmation from an auditor / annotation in the financial statements in respect of the amount of LAB inventory amortization) according to the financial statements for the four consecutive calendar quarters which closing date is the date of the last quarterly financial statements. For the avoidance of doubt, the operating profit will not include non-recurring income and expenses that do not reflect the Company’s normal course of business, such as, but not limited to: gains / losses from revaluation of investment property (even if recorded in the Company’s revenues section), capital gains / Losses from revaluation of options to employees.

2.2.3	Debt to EBITDA ratio - the result obtained from the dividing of the Company’s financing liabilities by EBITDA.

2.2.	Financial Liabilities:

2.2.1	The company’s equity shall not be less than a total of 3,713,000 USD and its ration in respect of the balance sheet will not be less than 20%.

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In this regard:

Amounts that will appear in the Company’s balance sheet on side of assets and subtracted from shareholders’ equity for the purposes of calculating it as defined above, will also be subtracted from the total balance sheet for purposes of calculating its rate, as required in this section above.

2.2.2	The ratio of debt coverage to EBITDA will not exceed 4.3 at the end of 2017, 4 at the end of 2018, 3.7 at the end of 2019 and 3.3 in 2020 and thereafter.
2.2.3	Starting December 31, 2017, the Company’s shareholders’ equity will increase each year by at least US $ 100,000 to the amount stated in Section 2.2.1 above.

(For the sake of good measure, it should be clarified that at the end of 2017, shareholders’ equity will not fall below 3,813,000 US dollars at the end of 2018 - 3,913,000 US dollars and so on ...).

The Company declares that as at the date of signing this letter, it complies with the terms and financial ratios detailed in this section above.

The Company undertakes to provide the Bank, from time to time, within 30 days of the publication of the Company’s annual financial statements, an approval signed by an external auditor of the Company, confirming the Company’s compliance with the financial ratios to which it has committed in this section below and the manner of their full calculation.

With regards to compliance with the financial ratios in the quarterly financial statements, the Company will present, within 30 days from the date of their publication, confirmation of compliance with the financial ratios signed by the CFO and the Company’s CEO,

3.	Adjustment of Financial Liabilities to the Rules Applied in the Financial Statements

The Company undertakes that upon the application of different accounting principle, on the basis of which the most recent financial statements were prepared, including but not limited to the implementation of new standards, changes in estimates and / or changes in accounting policy, the Company will approach the Bank in order to adjust its liabilities under section 2 above, to the changes deriving from this application. If no agreement has been reached between the Company and the Bank within 30 days from the date of the Company’s request to the Bank or within any other period agreed between them, the Bank will be entitled to make the credit repayable immediately and to take all the measures available to it, including the realization of the collaterals.

4.	Subordinating Owner’s Loans and Debts in Respect of Promissory Notes

Loans received and / or to be received from stakeholders and debts of the Company in respect of capital notes issued and / or transferred in favor of stakeholders (hereinafter together - “the shareholders’ loans”) will be subordinated and deferred from the Company’s debts and liabilities to the Bank. The Company’s debts and liabilities towards the Bank will have a priority law as compared to the shareholders’ loans as those may be at any time.

The Company declares that as at the date of signing this letter, there is no change in the shareholders’ loans and in their amount in relation to the aforesaid data as detailed in the last financial statements published and / or presented to the Bank by the Company prior to the signing of this letter.

5.	Commitment to not Repay Shareholders’ Loans

The Company undertakes not to pay and not to repay the shareholders’ loans or any part thereof (including interest and linkage differentials) until the amounts it owes the Bank in respect of the credit are fully paid.

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Notwithstanding the aforesaid, the Company will be entitled to repay shareholders’ loans or any part of them if, after any repayment as stated, the Company will meet its obligations in Section 2 above, and on the date of such repayment there is no cause enabling the Bank to make the credit repayable immediately, including according to this letter.

6.	Dividends and Other Payments

The Company undertakes not to make a distribution and not to make any payments, directly or indirectly, to its existing and / or future shareholders and / or to corporations under their control and / or stakeholders therein and / or any of them and / or any third party who is a family member of any of them and / or a third party in their stead or on their behalf in any form, and shall not undertake to pay, directly or indirectly, in any manner or form whatsoever to any such party any payments, including the dividends, without the prior written consent of the Bank.

For this purpose, dividends mean: dividends, interest, management fees, compensation fees, indemnification fees, consulting fees, participation fees, commissions, property and rights of any kind whatsoever, paid from the profits of the Company and / or any other source or amounts of money or money equivalent, and any other benefit with a monetary value in any way.

It is hereby clarified that payment to a person who holds up to 5% of the Company’s shares in respect of salaries of employees of the Company or of a director in the Company as part of his position, and payment of management fees to Next Line / iDNext shall not be considered a prohibited payment under this section.

If at any time after such payment, the Company will comply with all of its undertakings under this letter and at that time the Bank has no reason to place its debts for immediate repayment, then notwithstanding the aforesaid, the Company may pay payments on account of dividends as defined above.

7.	Change in Control and Structure

The Company declares that as of the signing date of this letter, to the best of its knowledge, there is no single entity holding shares in the rate of 7% or more of the Company’s issued and paid-up share capital. The Company is aware that if, at the sole discretion of the Bank, there is a change in the composition of the Company’s holdings so that after the change any entity holds 15% or more of the Company’s issued share capital, directly and / or indirectly without the written or in advanced approval of the Bank, the Bank is entitled, but not obligated, to place its debts and liabilities for immediate repayment and to take any of the legal means available to it.

It is clarified that:

-	If the Bank approves any such change, the aforesaid shall apply to the latest change approved each time.
-	An examination of the Company’s undertakings as stated above shall be performed under an assumption of full dilution.

Without derogating from the aforesaid, the Company is aware that the Bank will be entitled, as aforesaid, to make the credit repayable immediately as aforesaid, even if there is any change in the holdings or structure of ownership in the Company, such that as a result of the above change: (1) the Bank will be in a regulatory breach, including against the Bank of Israel in respect of the restriction of a “single borrower” or a “group of borrowers” (which can not be repaired or remedied with the consent of the parties) or (2) an issue will arise in relation to money laundering (which can not be corrected or remedied with the consent of the parties), or (3) the Bank will not be interested for reasonable reasons in the granting of credit as a result of the changes in the holdings or structure of ownership in the Company.

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8.	Mergers

The Company undertakes not to perform a merger and / or consolidation and / or restructuring and / or re-arrangement or any decision of similar significance, including the sale of all of its businesses and / or its operations and / or its assets and / or any material part thereof.

It is hereby agreed that if during the upcoming six months, BOS-Odem Ltd. will be merged into the Company, this will not be deemed as a breach of the aforementioned obligations.

9.	Delivery of Financial Statements and Various Reports

The Company will submit to the Bank, immediately after receiving the bank’s request, reports, documents and current information relating to the Company’s business and financial position.

The representatives of the Bank will be entitled to meet with the Company’s auditor at any time upon their request and to verify data regarding the Company’s financial position.

Without derogating from the generality of the aforesaid, the Bank will be provided, inter alia, as of the date of signing this letter, with current reports as follows:

9.1	Within 90 days of December 31 of each year, the Company shall submit to the Bank its consolidated financial statements as of December 31 of the year ended, with the above statements audited by a certified external auditor.
9.2	Within 60 days from the last day of each of the months March, June and September of each year, the Company shall submit to the Bank the consolidated financial statements relating to the calendar quarter ending on the last day of each of the aforesaid months, signed by the Company’s management after those pass the approval of the Audit Committee and the Board of Directors and are released to the public.
9.3	Within 60 days from the last day of the end of the quarter, the Company will provide the Bank with inventory data (including details of inventory types), debtors (including customers in Israel and abroad, various debtors and debts to priority creditors), debt balances in the banking system, balances in respect of various guarantees issued by the banking system).

The data will refer to the last day of each quarter.

9.4	If the Company prepares additional audited or unaudited financial statements in Israel and abroad, and / or other financial statements such as prospectuses, business plans, etc., which are intended to be presented to any entities in Israel and / or abroad, the Company shall provide the Bank with copies of these reports as soon as they are prepared. With regards to the Company’s non-consolidated financial statements, the Company will deliver them to the Bank 90 days after the date required for the consolidated financial statements.

10.	The Company shall immediately notify the Bank of any claim or legal proceeding of any kind filed or commenced or known to be taken against it in a law court, court of justice or any other judicial institution, in Israel or abroad, and shall provide a notification, at the end of each quarter, at the time of submitting the quarterly financial statements, regarding the total amount of monetary claims against it.

11.	Insurance Policies

The Company hereby undertakes to insure, at all times, all of its assets and property at their full value against the generally accepted risks as the case may be.

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12.	Breach

The Company is aware that in the event of a breach of one or more of its obligations and / or the undertakings of the aforementioned stakeholders pursuant to this letter and the addendum thereto, in whole or in part, then in addition to any other remedy to which the Bank will be entitled under any document signed and / or shall be signed by the Company and / or the aforementioned stakeholders and / or by any law, the Bank will be entitled, but not obligated, to demand the immediate repayment of the sums owed to it by the Company in respect of the provision of the credit, in whole or in part, and to realize any collateral and / or guarantee given to it by and / or for the Company.

13.	General

13.1	If any banking corporation or financial institution and / or any debenture holders (directly or through a trustee) receive more stringent obligations than those specified in this letter of undertaking, the Company undertakes to inform the Bank accordingly. These liabilities will also apply immediately to the Bank, even without the Bank having to receive any signed document attesting to this from the Company.
13.2	All the obligations of the Company and the aforementioned stakeholders, pursuant to this letter and the Appendix thereto, and all the rights of the Bank pursuant thereto are additional and independent of all the obligations, collateral and guarantees that the Bank has received and / or will receive from the Company and / or any of the aforesaid stakeholders and / or any pf them, and will not affect them and will not be affected by them.
13.3	The Bank’s waive of any prior breach or any prior non-compliance with one or more of the undertakings made in respect to it, whether or not the same undertaking is included in this document or included in any other document, shall not be considered as a justification for further breach or failure to comply with any such condition or undertaking; And the Bank’s abstention to exercise any right granted under any document and / or any law, shall not be construed as a waiver of such right.
13.4	For the avoidance of doubt, it is hereby clarified that nothing in this letter shall derogate or reduce in any manner whatsoever from any undertaking of the Company and / or of the aforesaid stakeholders and / or any of them towards the Bank and / or any right of the Bank towards the Company and / or the above-mentioned stakeholders according to the general conditions for account management and any other document that was signed and / or will be signed by them and / or by any of them.

Respectfully,

[affixed with the company’s stamp & signed]

Company’s Signature

We, the undersigned, BOS-Odem Ltd., company registration no. 511687402 and BOS-Dimex Ltd., company registration no. 512236431, confirm that the said above in this the letter of undertaking of B.O.S. Better Online Solutions Ltd. (Hereinafter: “the Company”), was brought to our attention.

Without derogating from the aforesaid, we hereby confirm and agree that in any case of a breach of one or more of the Company’s undertakings pursuant to this letter, then, in addition to any other remedy to which the Bank is entitled under any document that was signed and / or will be signed by us and / or any third party and / or by any law, the Bank shall be entitled, but not obligated, to make an immediate repayment of the amounts to which it is due and / or will due from us and to realize any security and / or guarantee given and / or will be given by us and / or for us.

[signed & stamped]	[signed & stamped]
BOS-Odem Ltd.	BOS-Dimex Ltd.

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